MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

April 14, 2017

VIA EDGAR

Edward (Ned) Rubenstein, Esq.

Senior Special Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund
File Nos. 033-13954 and 811-05141

Dear Mr. Rubenstein:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on March 15 and March 17, 2017, concerning post-effective amendment (“PEA”) No. 127 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on February 1, 2017 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses.

Prospectus Comments

General Comments (as applicable)

1.	Comment: Annual Fund Operating Expenses: For any Fund that deleted the line item for acquired fund fees and expenses, please explain supplementally the reason for such deletion and that it was appropriate.

Response: Any Fund that deleted the line item for acquired fund fees and expenses did so pursuant to Instruction 3(f)(i) of Item 3 as those expenses did not exceed 0.01 percent (one basis point) of the average net assets of that Fund; and such Funds included those fees and expenses within the sub caption “Other Expenses” line item. Accordingly, Registrant confirms that such deletions were appropriate.

2.	Comment: Annual Fund Operating Expenses: For the Long/Short Large-Cap Portfolio, please confirm supplementally that expenses of short sales are reflected in the applicable line under Other Expenses: Expenses Related to Short Selling. For other Funds that utilize short sales, please consider amending the Annual Fund Operating Expense Table to reflect expenses related to short sales as was done for the Long/Short Large-Cap Portfolio.

Response: For the Long/Short Large-Cap Portfolio, so confirmed. Other than the Long/Short Large-Cap Portfolio, the Funds do not engage in short sales in a material way. Therefore, we believe that it is not necessary to break out short sale expenses as a separate line item for the other Funds.

3.	Comment: Fee Waivers and Expense Limitations: For any Fund with a contractual expense limitation agreement that provides for recoupment of amounts waived or reimbursed by the Adviser, please revise the disclosure to convey that such recapture is limited to the lesser of: (1) the expense limit in effect at the time of the reimbursement; or (2) the expense limit in effect at the time of recapture as supported by published accounting guidance, specifically 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73). Please confirm supplementally that Registrant’s expense limitation agreements are consistent with this guidance.

Response: Registrant has revised the disclosure accordingly and confirms that the agreements are consistent with the guidance. Amounts waived are not subject to recoupment; only amounts that are reimbursed are subject to recoupment.

4.	Comment: Principal Investment Strategies and Principal Risks: Please confirm supplementally that, for each Fund of Registrant, each principal risk disclosed corresponds to a principal investment strategy, and that each principal investment strategy disclosed has a corresponding principal risk which is disclosed.

Response: So confirmed.

5.	Comment: Liquidity Risk: The disclosure defines liquidity as the ability to sell securities or other investments within a reasonable amount of time at approximately the price at which the Fund has valued the securities or other investments, which relies on the willingness of market participants to buy and sell securities. By contrast, the Commission has defined liquidity as the ability to dispose of assets in the ordinary course of business, within seven days at approximately the value at which they are held on the Fund’s books. See Investment Company Act Release 18612 (March 12, 1992, Section 3), and Release 31835 (September 22, 2015, note 92). In accordance with this authority, please revise the risk accordingly to conform to the SEC’s definition of liquidity.

Response: The staff has cited the definition of an illiquid security, which is defined in the Illiquid and Restricted Securities (including Private Placements) section of the SAI, consistent with the definition cited by the staff, as follows: “Generally, a security is considered illiquid if it cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which a Fund has valued its securities.”

By contrast, the Liquidity Risk disclosure in the Prospectus describes the risk to which a Fund may be subject, which includes but is not limited to, the risk resulting from investing in illiquid securities. The Liquidity Risk disclosure in the Prospectus is not inconsistent with the definition of “illiquid securities” as cited by the staff and defined in the SAI. Accordingly, Registrant respectfully declines to make the requested change.

6.	Comment: Liquidity Risk: Consider amending the disclosure for Liquidity Risk to include the inability of a Fund to meet redemptions.

Response: The disclosure has been amended accordingly.

7.	Comment: Performance: Please delete the placeholder for 10 year performance figures for Class P shares since that share class is not yet 10 years old.

Response: The disclosure has been amended accordingly.

8.	Comment: Portfolio Manager Tenure: A number of Funds list their portfolio manager’s experience with that Fund as “since inception.” Please provide a date certain for each person.

Response: Registrant believes the current disclosure is adequate and consistent with the requirements of Item 5(b) of Form N-1A. Item 5(b) of Form N-1A requires disclosure of the “name, title, and length of service” of a portfolio manager, and does not specify how to disclose “length of service.” Registrant believes its approach is helpful to investors because it readily conveys when an individual has managed the investments for the life of a Fund.

The portfolio manager information for a Fund appears directly after the Average Annual Total Returns table, which provides the specific inception date of the Fund. If an investor is interested in knowing the specific number of years associated with a portfolio manager’s tenure in addition to knowing that the tenure coincides with the life of the Fund, that fact is easily ascertainable.

9.	Comment: Sub-advisory Fee Payments: Please confirm supplementally that all Funds that utilize a sub-adviser have a written agreement with such firm, and sub-adviser compensation is paid from the Adviser.

Response: So confirmed.

10.	Comment: Rule 35d-1: For any Fund that can invest in derivatives to meet the 80% test under Rule 35d-1, please confirm supplementally that each such Fund will value derivatives at market value for purposes of the 80% test and please include in the applicable disclosure.

Response: Although most Funds do not hold derivatives, some Funds may include descriptions of derivatives in their name tests or otherwise invest in derivatives that create economic exposure that aligns with their names. These Funds will take the investment exposure created by such derivatives into account when calculating compliance with Rule 35d-1 (names test rule). While the SEC stated in adopting the names test rule that the rule “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to securities included in that basket,” the SEC did not define how economic exposure created by synthetic instruments should be measured for these purposes. Accordingly, the Registrant has determined that, if a derivative creates economic exposure that aligns with a Fund’s name, it would be appropriate to use the gross market value or notional value for purposes of calculating compliance with the Fund’s name test.

For example, the Equity Long/Short Portfolio will hold basket swaps that are directly linked to the performance of the individual stocks within the basket, each of which would align with the Fund’s name, and thus the basket swaps fit the definition of equity exposure. Accordingly, the value of the underlying stocks within the equity total return basket will be counted for purposes of the names test.

In addition, Registrant notes that Form N-1A does not require disclosure of the value that the Funds will use to measure synthetic exposure for purposes of a Fund’s names test, and it is not generally industry practice to do so. Accordingly, Registrant respectfully declines to make the requested disclosure change.

11.	Comment: Leverage Risk: To clarify whether the segregation of liquid assets by a Manager is a regulatory requirement or discretionary in nature, please add language to the effect that segregation is conducted in accordance with SEC and staff positions on asset segregation and cover positions.

Response: The disclosure has been amended to provide that a Manager will segregate liquid assets in accordance with applicable rules and Trust policies.

12.	Comment: Concentration Policy: For any Fund that has a policy to concentrate, please include the word “total” before “assets” in the 25% policy as described in the principal investment strategies and in the Fundamental Investment Restrictions.

Response: Registrant believes the plain English meaning of “assets” is “total assets.” In addition, the “General Investment Information” section of the Prospectus contains the following sentence, “Other than for the Name Test Policy under Rule 35d-1, if net assets are not specified, then percentage limits refer to total assets.”, and the “Additional Investment Strategies of the Funds” section of the SAI contains the following sentence, “If net assets are not specified, then percentage limits refer to total assets.” Moreover, the concentration policies are fundamental and require a shareholder vote to change them. Accordingly, Registrant respectfully declines to make the requested change.

Core Income Portfolio

13.	Comment: Principal Investment Strategies: Among the instruments listed for this Fund include asset-backed securities and mortgage-related securities. Please provide information supplementally regarding how much of the Fund’s net assets are invested in the following instruments: Collateralized Bond Obligations (“CBOs”), Collateralized Loan Obligations (“CLOs”), non-agency Collateralized Mortgage Obligations (“CMOs”), non-agency Commercial Mortgage Backed Securities (“CMBSs”), and non-agency Adjustable Rate Mortgage-Backed Securities (“ARMBSs”). In addition, if the Fund is permitted to invest 15% or more of its net assets in these listed investments, please state whether the Fund considers any of these investments to be liquid. In your answer, please identify the types or instruments, and percentage of investments in each instrument.

Response: As of December 31, 2016, the Fund held no positions in CBOs, CLOs, non-agency CMOs, non-agency CMBSs, and non-agency ARMBSs. The Fund does not currently list any of these individual instruments in the prospectus as an investment which would be 15% or more of the Fund’s net assets. Regardless, any of these instruments would be presumed to be liquid by Registrant unless or until deemed illiquid pursuant to the current regulatory definition of an illiquid security.

Floating Rate Loan, Floating Rate Income and Currency Strategies Portfolios

14.	Comment: Broad-Based Securities Market Indices: Please explain supplementally why you believe each of the following indexes is an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) and Investment Company Act Release 33-6988 (April 6, 1993) (“1993 Release”), footnote 21 (noting that an index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries): the S&P/LSTA Leveraged Loan Index (used for the Floating Rate Loan Portfolio), the Credit Suisse Leveraged Loan Index (used for the Floating Rate Income Portfolio), and the Citigroup 1-Month U.S. Treasury-Bill Index (used by Currency Strategies Portfolio) (each, an “Index”).

Response: Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Each Index meets that definition.

In addition, with regard to the statement in the 1993 Release cited in the staff comment, Registrant observes that, based on the classification system used by the Funds for purposes of complying with their concentration policies and based on the definition of each Index supplied by the Index provider, the issuers that constitute each Index are not confined to a single “industry” or “group of related industries.”

Accordingly, each Index as used by Registrant is an appropriate broad-based securities market index.

Managed Bond Portfolio

15.	Comment: Benchmark: Please confirm supplementally that the domestic-based Bloomberg Barclays U.S. Aggregate Bond Index (“Aggregate Bond Index”) is an appropriate benchmark given the amount of foreign holdings (up to 30% of assets) in which the Fund may invest.

Response: Please see the immediately preceding response. Registrant confirms that the Aggregate Bond Index is an appropriate benchmark for this Fund. Registrant observes that this Fund does not have a principal investment strategy to seek to track the performance of the Aggregate Bond Index. Registrant also observes that, in the 1998 release adopting significant amendments to Form N-1A, the SEC stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.” Registration Form Used by Open-End Management Investment Companies,

SEC Release No. IC-23064 (March 13, 1998). The Aggregate Bond Index serves this purpose. Registrant is not aware of any authority requiring an actively managed mutual fund, like the Fund, to select as its appropriate broad-based securities market index one whose composition matches the Fund’s portfolio holdings. Moreover, such an expectation would not be practical.

High Yield Bond

16.	Comment: Benchmark: Please confirm supplementally that the name of the benchmark index – the Bloomberg Barclays U.S. High-Yield 2% Issuer Capped Bond Index – is correct, and correct if necessary.

Response: So confirmed.

Comstock Portfolio and Dividend Growth Portfolio

17.	Comment: Rule 35d-1: Please explain why Registrant believes that these Funds are not subject to Rule 35d-1 and the 80% test. While “comstock” is a made up word, it means common stock, and disclosure states that the Fund will invest “primarily” in common stock. For Dividend Growth, “dividend” is in the fund’s name and the Fund notes it invests “at least 65%” in dividend paying companies.

Response: Comstock Fund: As acknowledged by the staff comment, “comstock” is a made up word. It is the marketing name of the Fund. Registrant believes it is typically understood to be the name of the Fund and nothing more. Registrant does not believe most investors understand “comstock” in the Fund’s name to mean that the Fund will focus its investments in common stocks. Accordingly, the Fund is not required to adopt an 80% policy to comply with Rule 35d-1. In light of the staff comment, however, the Fund will adopt a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in common stocks.

Dividend Growth Fund: The term “dividend growth” refers to the Fund’s investment objective of seeking “dividend income and long term capital appreciation” and is not considered a type of investment subject to the Rule. Accordingly, the Fund is not required to adopt an 80% policy to comply with Rule 35d-1.

Equity Index Portfolio, Small-Cap Index Portfolio, PD Large-Cap Growth Index Portfolio, PD Large-Cap Value Index Portfolio, PD Small-Cap Growth Index Portfolio, PD Small-Cap Value Index Portfolio, Small-Cap Equity Portfolio (BlackRock portion only) (together, “Index Funds”)

18.	Comment: Principal Investment Strategies: Please explain supplementally what “match its industry weightings” means by explaining how components of the index are weighted by each Index Fund, for example, free float adjusted capitalization weighted? Price weighted? Equal weighted? Fundamentally weighted?

Response: For each of the Index Funds (and with respect to the BlackRock portion of the Small-Cap Equity Portfolio), the sub-adviser seeks to match the industries represented by the applicable index on an equal market value weighting basis. For example, if 10% of the market value of an index were invested in technology stocks, the subadvisor would seek to track the index by creating a portfolio which has 10% of its market value invested in technology stocks. The disclosure will be revised to state that the Fund tries to match the industry weightings of its applicable index on a market value percentage basis.

19.	Comment: Principal Investment Strategies: Please disclose and explain how frequently the sub-adviser reviews and rebalances the Index Funds. Consider defining the term “periodically.”

Response: Registrant believes that the existing disclosure conveys, in plain English and with an appropriate level of specificity, how each of these Funds seeks to achieve its investment objective. A sub-adviser may make daily adjustments based upon cash flows, trading costs, and tracking error. In addition, a sub-adviser will re-balance each Index Fund from time to time in connection with the re-constitution of the applicable index. Each index is administered by an organization that is not affiliated with the Fund, its adviser or the sub-adviser, and is reconstituted at the discretion of that organization. Registrant observes that while the indexes are typically reconstituted within certain windows during the year, some variations in timing occur. Moreover, adjustments can be made on an ad hoc basis at the sole discretion of the index administrator. Accordingly, Registrant believes “periodically,” as used, is appropriately descriptive and therefore Registrant respectfully declines to make the requested change.

20.	Comment: Industry Concentration Risk: As applied to an index fund, please revise disclosure regarding how these Funds “may concentrate” to state instead that these Funds “will concentrate” in the securities of a particular industry or group of industries to the same approximate extent as its index.

Response: Registrant believes the policies are clear as written and comply with applicable legal requirements. The phrase “may concentrate” conveys that a Fund “is permitted to concentrate” to the same approximate extent as its index. This is consistent with Registrant’s understanding of applicable legal requirements. Section 8(b)(1) of the 1940 Act requires an investment company to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. The policy meets this standard. Moreover, Registrant believes revising the policy as suggested might mislead investors by suggesting that an index fund “will” in fact concentrate when, to the contrary, an index fund may never concentrate because it is permitted to concentrate only if its benchmark index is concentrated in a particular industry or group of industries. Moreover, the concentration policies are fundamental and require a shareholder vote to change them. Accordingly, Registrant respectfully declines to make the requested change.

Long/Short Large-Cap Portfolio (the “Fund”)

21.	Comment: Securities Lending: Confirm supplementally that the use of the cash collateral to collateralize the Fund’s short sale obligation instead of reinvesting it is permitted by the Fund’s securities lending policies and procedures, the Fund’s cash collateral reinvestment guidelines, and securities lending loan agreements.

Response: Registrant confirms that this policy is consistent with applicable Fund policies, procedures and agreements.

22.	Comment: Securities Lending: Please indicate supplementally the identity of the short selling broker-dealer and the securities lending broker.

Response: Registrant, on behalf of the Fund, has entered into a Securities Lending Authorization Agreement; a Securities Lending and Services Agreement; and an Exclusive Lending Agreement, each with State Street Bank and Trust Company (“State Street”), to allow State Street to provide securities borrowing and lending services to the Fund (commonly referred to as an “enhanced custody arrangement”). As a result of this enhanced custody arrangement, State Street functions as both the securities borrowing agent for short sales and the securities lending agent.

23.	Comment: Securities Lending Risk: We note that the use of the cash collateral to collateralize the Fund’s short sale obligation instead of reinvesting could raise a number of legal issues and risks, none of which are disclosed. In addition, given that the securities lending collateral is pledged to the lending agent to secure the Fund’s shorts, there would appear to be other items to disclose in the Securities Lending Risk, for example, how is the Fund’s loan secured if it has given up its collateral; and what happens if the loan is terminated, how does the Fund return the collateral and what happens if the short sale is against the Fund when the collateral needs to be returned.

Response: To affect a short sale, the Fund must first borrow the security to be sold short from State Street and must collateralize the borrowing. The Fund simultaneously loans out certain of its long positions through State Street to generate the cash required to post as collateral for the securities it borrowed to sell short.

The Fund’s agreement with State Street provides that State Street is the sole borrower of the Fund’s securities, although it does borrow the securities on behalf of other parties. The agreement further provides that State Street indemnifies the Fund for any borrower default. To offset counter-party risk with State Street, the agreement contains netting language that allows each party to offset its exposure to each other, keeping in mind that the Fund is both a borrower of securities from State Street (which are used for short sales) and a lender of securities to State Street (whose proceeds are used as collateral for the securities borrowed). The Fund’s exposure to State Street as counterparty to the borrowing and lending activity is netted, and since the borrowed security exposure and lent security exposure are approximately the same, there is very little counterparty risk. The value of collateral, securities lent, and securities borrowed are marked-to-market daily.

In response to the staff comment, the applicable disclosures regarding securities lending and short sales have been revised to reflect this enhanced custody arrangement, including addressing applicable risks.

24.	Comment: Short Sale Risk: Please explain supplementally what occurs if the Fund’s securities loan is terminated and the Fund must give back to the borrower the collateral that the Fund has pledged to secure the short sale. What happens if this occurs when the short is against the Fund?

Response: In the event a loan is terminated, State Street will either (1) find another security of the Fund to loan out or (2) will directly loan assets to the Fund and earmark sufficient Fund assets as collateral for such loan (“memo pledge”). The enhanced custody program is run on a continuous basis such that the Fund’s collateral is rolled over into new loans as other loans are terminated. In the event the Fund terminates a short position and closes out its securities borrowing transaction, the long securities loaned out to finance the short position/borrowing would be simultaneously closed.

International Large-Cap Portfolio

25.	Comment: Market Capitalization: The principal investment strategies of the Fund notes that the market capitalization range of the Fund’s portfolio holdings are generally those in the range of companies represented in the Morgan Stanley Capital International Europe, Australasia and Far East Index (Net) (“MSCI EAFE Index”). It is the staff’s position that this index is a mixture of mid-capitalization and large-capitalization issuers. Please explain supplementally why Registrant believes this index is appropriate in light of the Fund’s strategy to invest primarily in large-capitalization non-U.S. companies.

Response: The MSCI EAFE Index is widely considered to be the industry standard index for representing non-U.S. large market capitalization companies. As of December 31, 2016, the market capitalization range for the MSCI EAFE Index (Net) was approximately $1.1 billion to $223.7 billion. The range of the index is comparable to the large market capitalization universe as measured by other well-known and widely-used large-capitalization indices such as the Russell 1000 Index, which measures the performance of the large-capitalization segment of the U.S. equity universe and, as of December 31, 2016, had a market capitalization range of approximately $202.7 million to $634.4 billion. Accordingly, Registrant believes that the use of the MSCI EAFE Index is appropriate.

International Value Portfolio

26.	Comment: International Holdings: As this Fund includes the word “international” in its name, please expressly describe how the Fund will “connote diversification among investments in a number of different countries throughout the world.” See Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001, at footnote 42) (“Release 24828”). In particular, the staff takes the position that any such Fund should adopt a policy that, under normal market conditions, it will invest at least 40% of its assets in companies organized or located in multiple countries outside the U.S. or doing a substantial business in multiple countries outside the U.S. (unless market conditions are not deemed favorable, in which case it can reduce such investment to 30% of its assets). Please confirm that the Funds have adopted such a policy.

Response: In accordance with Release 24828, under normal market conditions, the Fund is generally expected to invest in a number of different non-U.S. countries consistent with the principle outlined in Release 24828. The Fund’s Investment Goal is to “Seek long-term capital appreciation primarily through investment in equity securities of corporations domiciled in countries with developed economies and markets other than the U.S.” and the principal investment strategy includes disclosure that “The Fund invests primarily in a diversified portfolio of equity securities of large non-U.S. companies that the sub-adviser believes to be undervalued.” In addition, the top five risk exposures by country and their approximate percentage of the Fund’s net assets as of the most recent fiscal year end are disclosed in the prospectuses pursuant to Item 9 of Form N-1A. Regarding the staff comment with respect to the Fund’s policy to reduce international holdings when market conditions are deemed not favorable, the prospectus currently discloses the Fund’s policy when in a temporary defensive position.

Registrant believes that these disclosures sufficiently connote diversification among investments in a number of different countries outside the U.S., consistent with Release 24828, and that it is not required to adopt a specific policy or disclose a formal policy in the prospectus as described in the staff comment. Registrant notes that the Fund has an internal compliance guideline consistent with the staff’s 40% expectation, as described in the comment. Registrant believes, however, that disclosing a 40% minimum percentage could mislead investors by implying that the minimum percentage approximates the actual percentage, when in fact, under normal market circumstances, the Fund is generally expected to have significantly more than 40% of its assets exposed to non-U.S. companies. Accordingly, Registrant respectively declines to amend the prospectus.

Equity Long/Short Portfolio

27.	Comment: Short Sale Risk: The staff notes that the Fund should consider adding that short selling raises counterparty risk. For example, if the broker defaults and does not return the short sale proceeds or other collateral.

Response: The trading strategies of this Fund utilize derivative products to create the equivalent of short equity positions, and the Fund does not engage in selling individual securities short. As such, Short Sale Risk has been removed from this Fund. A discussion of counterparty risk is contained within the following risks that are applicable to the Fund: Derivatives Risk, Forwards and Futures Contracts Risk and Swap Agreement Risk. Nonetheless, in light of the staff comment, a discussion of counterparty risk has been added to the disclosure of Short Sales in the SAI.

SAI Comments

Section 18(f), Coverage and Segregation

28.	Comment: Cover Transactions: Please carefully review the disclosures of the cover methods utilized by the Funds to assure that each is supported by Commission or staff authority. Please revise any disclosures that are inconsistent with Commission or staff authority, and make sure that the Funds are in compliance with the correct authority. The Fund could consider replacing the detailed cover disclosure with a simpler disclosure, such as, in effect, “Under Section 18 of the 1940 Act, and related authority, the Fund must cover its senior securities, such as [list types of securities]. The Fund covers its senior securities consistent with Section 18 and related Commission and staff guidance.”

Non-Hedged Exposure: With respect to the disclosure regarding how the Funds will cover outstanding forward currency contracts, please consider adding disclosure that such coverage will be “in according with SEC and staff cover positions.” With respect to the disclosure regarding how settlement processes for deliverable forward currency contracts may further reduce a Fund’s delivery obligation and therefore the segregated amount, please explain supplementally why settlement processes could reduce the segregated amount.

Swap Agreements and Options on Swap Agreements: The disclosure states as follows: “The amount required for segregation for swaps will generally be the market value of the swap, however the amount required for segregation for certain swaps such as sell protection and CDS (when the portfolio is selling credit protection) will be valued at the notional amount or its full exposure value.” The staff believes that this language is incorrect, and requests that you please review and revise this language as appropriate.

Short Sales: The disclosure notes that until the Fund replaces a borrowed security, it may cover a short position with a broker or custodian. The staff believes this sentence may not be consistent with SEC and staff positions. First, when a Fund engages in short selling, for Section 18(f) cover purposes, the Fund must segregate assets but not with the broker – it can only be with the Fund’s custodian. Informally, the staff allows brokers to hold the short sale proceeds as the only collateral the broker can hold. Please revise to conform to SEC staff positions, and please confirm that the Funds are in compliance with this position.

Response: In light of the staff comment, all existing disclosure related to Section 18(f) has been reviewed and revised. For clarification purposes, Registrant confirms that segregation and cover transactions were conducted and continue to be conducted in accordance with applicable rules and Registrant policies, with consideration given to current regulatory guidance.

29.	Comment: Swap Agreements and Options on Swap Agreements: The disclosure notes that, to the extent that a Fund uses derivatives or engages in other transactions that involve leverage or potential leverage, such as swaps, the Fund must segregate cash, U.S. government securities and/or other liquid securities marked-to-market daily (including any margin). Please explain supplementally the meaning of the disclosure “(including any margin).”

Response: The language in the parenthetical refers to initial and/or variable margin, marked-to-market daily, which is held in a designated account of a Fund at a futures commission merchant for the benefit of that Fund for cleared swaps. In light of the staff comment, the disclosure has been deleted to avoid confusion.

Securities Lending

30.	Comment: Loans of Portfolio Securities: In general, consider if the disclosure remains accurate, particularly in light of the use of securities lending collateral to support the short selling. With respect to sub-paragraph (i) regarding loans being continuously secured by collateral, please consider amendments to disclosure to take into account if such loan is re-pledged. With respect to the disclosure regarding how a Fund could use collateral to replace loaned securities that a borrower fails to timely deliver while holding the borrower liable for any excess of replacement cost over collateral, please consider if this language remains accurate given that the securities lending collateral will be re-pledged as collateral for short sales. In addition, please consider additional disclosure given that when a Fund pledges the securities lending collateral to the short selling broker to secure the fund’s shorts, this could give rise to additional potential undisclosed risks.

Response: In light of the examiner’s comment, the applicable disclosure has been reviewed and amended to clarify and reflect disclosure specific to the limited purpose securities lending program that is applicable only to the Long/Short Large-Cap Portfolio, as opposed to a general securities lending program. As a result, the issues raised by the staff have been addressed. Disclosure regarding re-pledging of loans is included in the statutory prospectus disclosure and therefore has not been repeated in the SAI disclosure.

Fundamental Investment Restrictions

31.	Comment: Fundamental Investment Restrictions - Concentration: It is the staff’s position that a Fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether a Fund is in compliance with its own concentration policies, even if the underlying fund does not have a policy to concentrate. Please revise accordingly to state that Funds will consider concentration of these investment companies when determining compliance with their own concentration policies even if the investment company does not have a policy to concentrate.

Response: The disclosure has been amended.

32.	Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions. The disclosure with respect to fundamental investment restriction 2 includes disclosure that “a senior security is an obligation that has priority over (or is senior to) a Fund’s shares with respect to the payment of dividends or the distribution of fund assets.” The staff suggests you consider amending or deleting this sentence, as primary investments of senior securities for Registrant pertains to senior securities other than preferred stock.

Response: Registrant respectfully declines to make the requested change. The example, introduced with the term “including,” provides an example and does not define an exhaustive set.

Advisory Fees

33.	Comment: Sub-Advisory Fees: Please confirm supplementally that Registrant has an order providing for aggregate fee relief. If it does not, please revise the disclosure to include all the information required by Item 19(a)(3) of Form N-1A. For example, (1) compensation for each investment adviser, including all sub-advisers, (2) the dollar amount of fees, going back three fiscal years, or the length of the adviser’s and sub-adviser’s service to the Fund if shorter, (3) the amount of any off-sets and credits paid for any of the last three fiscal years, for examples, waivers or expense reimbursements, and (4) a description of any waivers or expense limitation agreements net the method of calculating the advisor fee, which includes the percentage of the fee and its basis, for example total assets, managed assets, or net assets, and the amount of any breakpoint discounts.

Response: Registrant does not have an exemptive order regarding aggregate fee relief. All required information regarding advisory fees is disclosed in the SAI. Sub-advisory fees are not required by Item 19(a)(3) of Form N-1A, which requires disclosure of: The method of calculating the advisory fee payable by the Fund including: (i) The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years; (ii) If applicable, any credits that reduced the advisory fee for any of the last three fiscal years; and (iii) Any expense limitation provision. (Emphasis added). Sub-advisory fees are paid by the Funds’ investment adviser, not the Funds.

Part C Comments

Advisory Fees

34.	Comment: Item 28(d): Please confirm supplementally that each advisory and sub-advisory agreement will be attached as an exhibit or incorporated by reference. In addition, please confirm that each sub-advisory agreement will include sub-advisory fee information or that the fund has aggregate fee relief that allows funds to not include such information.

Response: Registrant confirms that each sub-advisory agreement, with the sub-advisory fee rate schedule redacted, has been or will be included as an exhibit pursuant to Item 28(d) of Form N-1A. Registrant has not obtained “aggregate fee relief” but does not agree that disclosure of the sub-advisory fee rate payable by a Fund’s principal investment adviser on behalf of a sub-advised Fund is required to be disclosed in the form of contract filed as an exhibit pursuant to Item 28(d) of Form N-1A. Registrant observes that standard aggregate fee relief typically does not seek relief from Item 28(d) of Form N-1A in connection with the Item 19(a)(3) relief, implying Item 28(d) does not require such disclosure in the absence of the relief or defeating the benefit of the Item 19(a)(3) relief.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Schiff Hardin LLP